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Exhibit 12(a)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
			Years Ended December 31,
(millions except ratios)
	2004	2003	2003	2002	2001	2000	1999
Income from continuing operations before provision for income taxes and minority interest	$300	$268	$1,132	$840	$369	$850	$625
Less: Earnings from unconsolidated entities under the equity method of accounting	17	7	49	19	(139)	44	50
Add back fixed charges:
Interest on indebtedness	34	28	101	124	127	140	105
Interest credited on deposit-type insurance contracts	—	1	—	29	56	71	77
Interest on ESOP	—	—	—	—	—	—	1
Portion of rents representative of interest factor	15	14	67	59	57	54	49

Income as adjusted	$332	$304	$1,251	$1,033	$748	$1,071	$807

Fixed charges:
Interest on indebtedness(1)	$34	$28	$101	$124	$127	$140	$105
Interest credited on deposit-type insurance contracts	—	1	—	29	56	71	77
Interest on ESOP	—	—	—	—	—	—	1
Portion of rents representative of interest factor	15	14	67	59	57	54	49

Total fixed charges	$49	$43	$168	$212	$240	$265	$232

Ratio of earnings to fixed charges	6.8	7.1	7.4	4.9	3.1	4.0	3.5

(1)
As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($14 million for the three months ended March 31, 2004) on these notes payable is reported as part of interest expense on the condensed consolidated statements of income.

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  Exhibit 12(a)